Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars and in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Income before cumulative effect of change in accounting principle	$2,481	$994	$5,523	$3,667
Add:
Provision for federal income taxes	920	307	1,890	1,154
Interest expense on all indebtedness	9,069	10,174	27,688	30,534

Earnings, as adjusted	$12,470	$11,475	$35,101	$35,355

Fixed charges:
Interest expense on all indebtedness	$9,069	$10,174	$27,688	$30,534
Preferred stock dividends and issuance costs	42	26	106	91

Fixed charges including preferred stock dividends	$9,111	$10,200	$27,794	$30,625

Ratio of earnings to combined fixed charges and preferred dividends	1.37:1	1.13:1	1.26:1	1.15:1